The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202

May 10, 2019

VIA EDGAR TRANSMISSION

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Company”) File Nos.: 033-20827 and 811-05518

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments provided to U.S. Bank Global Fund Services on April 10, 2019 regarding the Company’s Post-Effective Amendment (“PEA”) No. 251 to its Registration Statement on Form N-1A. PEA No. 251 was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, on Form N-1A on March 8, 2019. The sole purpose of PEA No. 251 was to register the Boston Partners Global Equity Advantage Fund (the “Fund”) as a new series of the Company.

The Company will file a subsequent PEA under Rule 485(b) to update any missing information, respond to Staff comments, and file updated exhibits to the Registration Statement.

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Company’s response.

1.	Prospectus – Cover Page

Staff Comment: If the Fund will be availing itself of the “notice and access” method for delivering shareholder reports under Rule 30e-3 of the Investment Company Act of 1940, as amended (the “1940 Act”) then please add the relevant disclosure language on the cover page.

Response: The Company will add the relevant language.

2.	Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Consider deleting the “Distribution and/or Service (12b-1) Fees” line item from the Expenses and Fees table as the line item is not applicable.

Response: The Company will retain the line item as it provides information to shareholders and prospective shareholders about the fees and expenses associated with the Fund.

3.	Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Please confirm whether the Fund expects to incur “Acquired Fund Fees and Expenses” (“AFFE”) in an amount equal to or in excess of 0.01% of the Fund’s average net assets during its initial year of investment operations, and if so then please revise the Expenses and Fees table accordingly.

Response: The Company supplementally confirms that the Fund does not expect to incur AFFE in an amount equal to or in excess of 0.01% of its average net assets during its initial year of investment operations, and as such no further disclosure is required.

4.	Prospectus – Summary Section – Expenses and Fees Table

Staff Comment: Please confirm whether the Fund expects to incur “Short Sales Expenses” and if so then please revise the Expenses and Fees table accordingly.

Response: The Company supplementally confirms that the Fund does not expect to engage in short sales during its initial year of investment operations, and as such no further disclosure is required.

5.	Prospectus – Summary Section – Example

Staff Comment: In the third sentence, please add language disclosing that the effect of the contractual expense limitation agreement has been included.

Response: The Company will make the requested change.

6.	Prospectus – Summary Section – Summary of Principal Investment Strategies

Staff Comment: In the second sentence of the first paragraph, delete the words “without limitation” as they are redundant.

Response: The Company will make the requested change.

7.	Prospectus – Summary Section – Summary of Principal Investment Strategies

Staff Comment: Please confirm supplementally that derivatives included as investments that satisfy the Fund’s 80% investment policy will be valued for purposes of the Fund’s 80% investment policy based on their market (as opposed to notional) value.

Response: The Company supplementally confirms that derivatives included as investments that satisfy the Fund’s 80% investment policy will generally be valued for purposes of the Fund’s 80% investment policy based on their market (as opposed to notional) value.

8.	Prospectus – Summary Section – Summary of Principal Investment Strategies

Staff Comment: Please provide expanded disclosure about the Campbell Advantage strategy.

Response: The Company will make the requested change.

9.	Prospectus – Summary Section – Summary of Principal Investment Strategies

Staff Comment: The sixth paragraph states that the Fund may invest in registered and unregistered funds managed by Campbell & Company Investment Adviser LLC (“Campbell”) or an affiliate. Please confirm supplementally whether any conflict of interest exists between Campbell and an affiliate in managing an investment by the Fund.

Response: The Company supplementally confirms that there would be no anticipated conflict of interest between the Fund’s investment other in registered or unregistered funds managed by Campbell or an affiliate, given that Campbell and its affiliates have different investment mandates. Furthermore, in the event that there are possible conflicts of interest, the Company notes that Campbell would follow its conflicts of interest policy as described in Part 2A of Form ADV.

10.	Prospectus – Summary Section – Summary of Principal Investment Strategies

Staff Comment: Given that there is an “Illiquid Securities” risk factor, consider whether there should be a discussion of the Fund’s investments in illiquid securities as part of the section entitled “Summary Section – Summary of Principal Investment Strategies.”

Response: The Company will make the requested change.

11.	Prospectus – Summary Section – Summary of Principal Risks

Staff Comment: Consider whether the risk factors should be displayed in order of importance of the risk, rather than in alphabetical order.

Response: The Company is not aware of any statute, rule, or written guidance from the Commission that would require the principal risks to be disclosed in any particular order. The Company believes that each risk disclosed in response to Item 4(b) of Form N-1A is a principal risk of the Fund and that each such risk is relevant for investors, and that displaying the risk factors in alphabetical order provides for greater administrative efficiency. Accordingly, the Company respectfully declines to re-order the risk factors.

12.	Prospectus – Summary Section – Summary of Principal Risks

Staff Comment: Consider whether a large-capitalization companies risk factor should be included.

Response: The Company will make the requested change.

13.	Prospectus – Summary Section – Summary of Principal Risks

Staff Comment: Please add a “Cayman subsidiary” risk factor.

Response: The Company notes that the Fund will not be investing in a wholly-owned subsidiary. Accordingly, all language referencing a wholly-owned subsidiary has been deleted from the registration statement.

14.	Prospectus – Summary Section – Management of the Fund – Portfolio Managers

Staff Comment: Please add the Fund’s inception date for each portfolio manager.

Response: The Company will make the requested change.

15.	Prospectus – Additional Information about the Fund’s Investments and Risks – Disclosure of Portfolio Holdings

Staff Comment: Please include the Fund’s website in this section.

Response: The Company will make the requested change.

16.	Statement of Additional Information – Investment Limitations

Staff Comment: Please add the phrase “or group of industries” in the 7th Investment Limitation.

Response: The Company will make the requested change.

* * * * *

If you have any questions or comments regarding this filing, please do not hesitate to contact Edward Paz of U.S. Bank Global Fund Services at (414) 765-5366.

Very truly yours,

/s/ James G. Shaw

James G. Shaw

Secretary

cc:	Salvatore Faia, The RBB Fund, Inc.

William Butterly, Boston Partners Global Investors, Inc.

Thomas Lloyd, Campbell & Company Investment Adviser LLC

Jillian Bosmann, Drinker Biddle & Reath LLP

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